UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CanWest Global Communications Corp.

(Name of Issuer)

Non-Voting Shares

(Title of Class of Securities)

1389061020

(CUSIP Number)

Susan J. Krembs

Osler, Hoskin & Harcourt LLP

1221 Avenue of the Americas - 26th Floor

New York, N.Y. 10020 – 1089

Telephone: (212) 867-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1389061020

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gail Asper Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 81,050,032 (Note 1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 81,050,032 (Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,050,032 (Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 98.2% (Note 1)
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Plan G MVS Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 81,050,032 (Note 1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 81,050,032 (Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,050,032 (Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 98.2% (Note 1)
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gail S. Asper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 28,772 (Note 2) 8. Shared Voting Power 81,021,260 (Note 2) 9. Sole Dispositive Power 28,772 (Note 2) 10. Shared Dispositive Power 81,021,260 (Note 2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,050,032 (Note 2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 98.2%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Asper Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 81,050,032 (Note 3) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 81,050,032 (Note 3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,050,032 (Note 3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 98.2%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Plan D MVS Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 81,050,032 (Note 1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 81,050,032 (Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,050,032 (Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 98.2% (Note 1)
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Asper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 156,852 (Note 4) 8. Shared Voting Power 80,893,180 (Note 4) 9. Sole Dispositive Power 156,852 (Note 4) 10. Shared Dispositive Power 80,893,180 (Note 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,050,032 (Note 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 98.2%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Leonard Asper Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 81,050,032 (Note 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 81,050,032 (Note 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,050,032 (Note 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 98.2%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Plan L MVS Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 81,050,032 (Note 1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 81,050,032 (Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,050,032 (Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 98.2% (Note 1)
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Leonard J. Asper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 538,755 (Note 6) 8. Shared Voting Power 80,511,277 (Note 6) 9. Sole Dispositive Power 538,755 (Note 6) 10. Shared Dispositive Power 80,511,277 (Note 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,050,032 (Note 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 98.2%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Notes:

1.	Gail Asper Holdings Inc. (“Gail Asper Holdco”) holds 22,037,251 multiple voting shares and 1,097,773 subordinated voting shares of the Issuer. Each multiple voting share of the Issuer is convertible at any time into one subordinate voting share or one non-voting share of the Issuer in accordance with the Issuer’s articles. Each subordinate voting share of the Issuer is also convertible at any time into one non-voting share of the Issuer in accordance with the Issuer’s articles.

In addition, Gail Asper Holdco owns all of the issued and outstanding shares of Plan G MVS Holdings Ltd. (“Gail Asper Planco”), which holds 3,558,074 multiple voting shares, that are convertible in accordance with their terms into 3,558,074 non-voting shares. As a result, assuming conversion of all multiple voting shares held, directly or indirectly, by Gail Asper Holdco into non-voting shares, Gail Asper Holdco is deemed to hold 26,693,098 non-voting shares.

Also, all of the issued and outstanding shares of Gail Asper Holdco are beneficially owned by Gail S. Asper. In addition, Gail Asper Holdco may be deemed to be a member of a group consisting of Gail S. Asper, Gail Asper Planco, David A. Asper, David Asper Holdings Inc. (“David Asper Holdco”), Plan D MVS Holdings Ltd. (“David Asper Planco”), Leonard J. Asper, Leonard Asper Holdings Inc. (“Leonard Asper Holdco”) and Plan L MVS Holdings Ltd. (“Leonard Asper Planco”) as a result of a Shareholders Agreement described in Item 6 of this Report. Such persons, in aggregate, hold 3,553,678 subordinate voting shares, 76,785,975 multiple voting shares and 710,379 options to purchase subordinate voting shares of the Issuer (see Notes 2 through 6 below). As of October 31, 2006, the Issuer reported 1,512,781 non-voting shares outstanding (not including any shares convertible into non-voting shares). As a result, assuming conversion of all subordinate voting shares and multiple voting shares into non-voting shares and exercise of options for subordinate voting shares and conversion of such shares into non-voting shares (“as-converted basis”), such persons may be deemed to beneficially hold and have shared voting and dispositive control over a total of 81,050,032 non-voting shares.

2.	Gail S. Asper has ownership of options to purchase 28,772 subordinate voting shares of the Issuer. As a result, Gail S. Asper is deemed to hold sole voting and dispositive power over 28,772 non-voting shares on an as-converted basis.

Gail S. Asper is also one of five trustees (including David A. Asper and Leonard J. Asper) of The Asper Charitable Trust (doing business as The Asper Foundation) which owns 246,359 subordinate voting shares of the Issuer. Furthermore, as a member of the group described in Note 1 above, Gail S. Asper may be deemed to have shared dispositive and voting power over 81,021,260 non-voting shares, on an as-converted basis, and aggregate beneficial ownership of 81,050,032 non-voting shares, on an as-converted basis.

3.

David Asper Holdco holds 22,037,251 multiple voting shares and 1,097,773 subordinated voting shares of the Issuer. In addition, David Asper Holdco owns all of the issued and outstanding shares of David Asper Planco, which holds 3,558,074 multiple voting shares, that are convertible in accordance with their terms into 3,558,074 non-voting shares. As a result, assuming conversion of all multiple voting shares held, directly or indirectly, by David Asper Holdco into non-voting shares, David Asper Holdco is deemed to hold 26,693,098 non-voting shares on an as-converted basis.

All of the issued and outstanding shares of David Asper Holdco are beneficially owned by David A. Asper. Thus, as a member of the group described above in Note 1, David Asper Holdco may be deemed to have shared voting and dispositive power over a total of 81,050,032 non-voting shares, on an as-converted basis.

4.	David A. Asper has ownership of options to purchase 156,852 subordinate voting shares of the Issuer. As a result, David A. Asper is deemed to hold sole voting and dispositive power over 156,852 non-voting shares on an as-converted basis.

As a member of the group described under Note 1 above, David A. Asper may be deemed to have shared voting and dispositive power over 80,893,180 non-voting shares, on an as-converted basis, and aggregate beneficial ownership of 81,050,032 non-voting shares, on an as-converted basis.

5.	Leonard Asper Holdco holds 22,037,251 multiple voting shares and 1,097,773 subordinated voting shares of the Issuer. In addition, Leonard Asper Holdco owns all of the issued and outstanding shares of Leonard Asper Planco, which holds 3,558,074 multiple voting shares, that are convertible in accordance with their terms into 3,558,074 non-voting shares. As a result, Leonard Asper Holdco is deemed, directly or indirectly, to hold 26,693,098 non-voting shares on an as-converted basis.

All of the issued and outstanding shares of Leonard Asper Holdco are beneficially owned by Leonard J. Asper. As a member of the group described above in Note 1, Leonard Asper Holdco may be deemed to have shared voting and dispositive power over a total of 81,050,032 non-voting shares, on an as-converted basis.

6.	Leonard J. Asper holds 14,000 subordinate voting shares of the Issuer and options to purchase 524,755 subordinate voting shares of the Issuer. As a result, Leonard J. Asper is deemed to hold sole voting and dispositive power over 538,755 non-voting shares on an as-converted basis.

As a member of the group described under Note 1 above, Leonard J. Asper may be deemed to have shared voting and dispositive power over 80,511,277 non-voting shares, on an as-converted basis and aggregate beneficial ownership of 81,050,032 non-voting shares, on an as-converted basis.

ITEM 1. SECURITY AND ISSUER.

(a)	Title of Class of Securities:

Non-Voting Shares

(b)	Name of Issuer:

CanWest Global Communications Corp.

(c)	Address of Issuer’s Principal Executive Offices:

3100 CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba, R3B 3L7

Canada

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name:

Gail Asper Holdings Inc. (“Gail Asper Holdco”)

David Asper Holdings Inc. (“David Asper Holdco”)

Leonard Asper Holdings Inc. (“Leonard Asper Holdco”)

(each of Gail Asper Holdco, David Asper Holdco and Leonard Asper Holdco a “Holdco” and together the “Holdco’s”)

Plan G MVS Holdings Ltd. (“Gail Asper Planco”)

Plan D MVS Holdings Ltd. (“David Asper Planco”)

Plan L MVS Holdings Ltd. (“Leonard Asper Planco”)

(each of Gail Asper Planco, David Asper Planco and Leonard Asper Planco a “Planco” and together the “Planco’s”)

Gail S. Asper

David A. Asper

Leonard J. Asper

(collectively with the Holdco and Planco’s, the “Reporting Persons”)

This Schedule 13D is Jointly Filed on Behalf of the Above-Named Persons.

(b)	Residence or Business Address:

Each of the Reporting Persons has an address of:

c/o 3100 CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba R3B 3L7 Canada

(c)	Present Principal Occupation or Employment or Principal Business:

Each of the Holdco’s and Planco’s is a holding company for securities of the Issuer for its respective equity owner.

Gail S. Asper is a Director and Secretary of the Issuer. Ms. Asper, a lawyer, has been with the Issuer since 1989 serving as General Counsel until 1998 and as Corporate Secretary since 1990. While her primary responsibilities relate directly to the Issuer’s Board, she is also President of the CanWest Global Foundation. She is also managing director of The Asper Foundation, a private charitable foundation, and serves as a director on the boards of a number of major public companies, such as Great-West Life Assurance Company, Great- West Life Co. Inc., London Life Insurance Group Inc. and Canada Life Assurance Company.

David A. Asper is a Director and Executive Vice President of the Issuer and Chairman of The National Post Company. Mr. Asper, a lawyer, joined the Issuer in 1992 and has had various responsibilities covering corporate development and broadcast operations. Mr. Asper has been actively engaged in the planning and implementation of broad corporate strategy. He serves as a director of CanWest MediaWorks (Canada) Inc.

Leonard J. Asper is a Director and President and Chief Executive Officer of the Issuer. Mr. Asper, a lawyer, joined CanWest in 1991 as Associate General Counsel for the Issuer’s Global Television station in Ontario. Thereafter, he held various positions in corporate development and was Chief Operating Officer. Mr. Asper took over the Presidency of the Issuer in 1999. He serves as Chairman of the Board of CanWest MediaWorks (Canada) Inc. and various other CanWest Global subsidiaries. He is a director of CanWest MediaWorks (NZ) Ltd.

(d)	During the last five years, none of the Reporting Persons. have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Each of Gail S. Asper, David A. Asper and Leonard J. Asper is a citizen of Canada.

Each Holdco and Planco is organized under the laws of Manitoba, Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each Holdco acquired, directly and indirectly, 25,595,325 multiple voting shares and 1,097,773 subordinated voting shares of the Issuer in connection with an internal reorganization of the holdings of the Asper family. Prior to the Asper family reorganization, CanWest Communications Corporation directly beneficially owned 76,785,976 multiple voting shares and 3,462,894 subordinate voting shares of the Issuer, and had owned such shares prior to the Issuer’s registration of its non-voting shares pursuant to Section 12(b) of the U.S. Securities and Exchange Act, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

See Item 3 above.

The Reporting Persons are continuously evaluating the business and prospects of the Issuer, and their present and future interests in, and intentions with respect to, the Issuer.

Although the Reporting Persons do not have any specific plan or proposal to acquire or dispose of any securities of the Issuer, the Reporting Persons may from time to time formulate other plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the events enumerated in Item 4 of Schedule 13D. Such plans or proposals will depend upon the Reporting Persons ongoing evaluation of their investment in the Issuer, prevailing market conditions, developments affecting the Issuer, other opportunities, liquidity requirements of the Reporting Persons, tax considerations and/or other considerations. Also, the Reporting Persons and/or their representatives may engage in communications with one or more directors, officers, representatives or shareholders of the Issuer and/or third party advisors or financing sources regarding the Issuer, including but not limited to, the Issuer’s operations, plans or prospects. The Reporting Persons and/or their representatives may discuss ideas that, if effected may result in any of the events enumerated in Item 4 of Schedule 13D, including a going private transaction, the acquisition or disposition of shares by the Reporting Persons, the acquisition by other persons of shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters enumerated in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Number of and Percentage of Class of Securities Identified Pursuant to Item 1 Beneficially Owned by Each Person Named in Item 2:

Aggregate Number:

Each of the Reporting Persons may be deemed to beneficially hold an aggregate of 81,050,032 non-voting shares (see Notes 1 through 6 above).

Percent of Class:

98.2% (see Note 1 above)

(b)	For Each Person Named in Paragraph (a), Number of Shares as to Which:

(i)	Sole power to vote or to direct the vote:

Gail S. Asper	28,772	(Note 2)
Gail Asper Holdco	0	(Note 1)
Gail Asper Planco	0	(Note 1)
David A. Asper	156,852	(Note 4)
David Asper Holdco	0	(Note 3)
David Asper Planco	0	(Note 3)
Leonard J. Asper	538,755	(Note 6)
Leonard Asper Holdco	0	(Note 5)
Leonard Asper Planco	0	(Note 5)

(ii)	Shared power to vote or to direct the vote:

Gail S. Asper	81,021,260	(Note 2)
Gail Asper Holdco	81,050,032	(Note 1)
Gail Asper Planco	81,050,032	(Note 1)
David A. Asper	80,893,180	(Note 4)
David Asper Holdco	81,050,032	(Note 3)
David Asper Planco	81,050,032	(Note 3)
Leonard J. Asper	80,511,277	(Note 6)
Leonard Asper Holdco	81,050,032	(Note 5)
Leonard Asper Planco	81,050,032	(Note 5)

(iii)	Sole power to dispose or to direct the disposition of:

Gail S. Asper	28,772	(Note 2)
Gail Asper Holdco	0	(Note 1)
Gail Asper Planco	0	(Note 1)
David A. Asper	156,852	(Note 4)
David Asper Holdco	0	(Note 3)
David Asper Planco	0	(Note 3)
Leonard J. Asper	538,755	(Note 6)
Leonard Asper Holdco	0	(Note 5)
Leonard Asper Planco	0	(Note 5)

(iv)	Shared power to dispose or to direct the disposition of:

Gail S. Asper	81,021,260	(Note 2)
Gail Asper Holdco	81,050,032	(Note 1)
Gail Asper Planco	81,050,032	(Note 1)
David A. Asper	80,893,180	(Note 4)
David Asper Holdco	81,050,032	(Note 3)
David Asper Planco	81,050,032	(Note 3)
Leonard J. Asper	80,511,277	(Note 6)
Leonard Asper Holdco	81,050,032	(Note 5)
Leonard Asper Planco	81,050,032	(Note 5)

(c)	Transactions in the Class of Securities Reported Effected during the Past 60 Days or Since the Most Recently Filed Schedule 13D, Whichever is Less, by the Persons Name in Response to Paragraph (a):

None.

(d)	Any Other Person Known to Have the Right to Receive or the Power to Direct the Receipt of Dividends, or Proceeds of Sale of such Securities, and Identification of Persons if such Interest relates to more than 5% of the Class:

None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Shareholders’ Agreement

Each of David A. Asper, Gail S. Asper and Leonard J. Asper (the “Family Members”), the Planco’s and the Holdco’s have entered into a Shareholders’ Agreement under which the parties have granted to each other certain rights and obligations with respect to the holding and disposition of securities of the Issuer. In addition, each of the parties to the Shareholders’ Agreement that holds securities of the Issuer has agreed to vote such securities held by it in favour of individuals nominated by the Family Members (or their representatives) as directors of the Issuer and who together constitute at least a majority of the directors of the Issuer but as close to a simple majority as possible. The Shareholders’ Agreement provides that each Family Member (or representative) is entitled to nominate an equal number of directors of the Issuer. Such parties holding securities of the Issuer have also agreed to vote such securities on all other matters submitted to a vote of shareholders of the Issuer as determined by the Family Members (or their representatives). This summary is qualified in its entirety by the full text of the Shareholders’ Agreement included as Exhibit 2 to this Schedule 13D.

Multiple Voting Share Trust Agreements

Each Holdco and Planco (each, a “MVS Holder”) has entered into a separate trust agreement (each, a “MVS Agreement”) with the Issuer and Computershare Trust Company of Canada, as trustee, pursuant to which each such MVS Holder is prohibited from selling any multiple voting shares of the Issuer, directly or indirectly, pursuant to a takeover bid (as defined in applicable securities legislation) at a price per share in excess of 115% of the “market price” of the subordinate voting shares (as determined in accordance with applicable securities legislation) or as part of a transaction involving purchases being made from more than 5 persons or companies in the aggregate. This prohibition does not apply if (a) such sale is made pursuant to an offer to purchase multiple voting shares of the Issuer made to all holders of multiple voting shares of the Issuer and an offer identical in all material respects is made concurrently to purchase subordinate voting shares of the Issuer, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for multiple voting shares of the Issuer; or (b) there is a concurrent unconditional offer to purchase all of the subordinate voting shares of the Issuer at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the multiple voting shares of the Issuer.

The MVS Agreement does not prevent certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls or is controlled by, the MVS Holder or the Issuer where the transferor and transferee are members of the Asper Family, the transferee is the child or grandchild of the Family Member that beneficially owns the MVS Holder, and the sale is otherwise made in accordance with applicable law. The phrase “Asper Family” is defined to mean (i) the late I.H. Asper, (ii) Mrs. Ruth M. Asper, (iii) any issue of the late I.H. Asper (treating, for this purpose, any legally adopted descendant as a natural descendant), (iv) his estate, (v) any trust primarily for the benefit of the issue of the late I.H. Asper, spouses of such issue, and Mrs. Ruth M. Asper and (vi) any and all corporations which are directly or indirectly 100% controlled by one or more of the foregoing. “Spouse” includes a person’s widow or widower.

The MVS Agreement also does not prevent sales of multiple voting shares of the Issuer, directly or indirectly, to The Asper Foundation Inc. or any other charitable foundation which is a registered charity for the purposes of the Income Tax Act (Canada) (a “Foundation”), provided that a majority of the directors of the Foundation at the time of the sale are one or more of a spouse, a child or grandchild, or a spouse of a child or grandchild of the Family Member that beneficially owns the MVS Holder (where spouse includes a widow or widower), or certain indirect sales of multiple voting shares of the Issuer in circumstances in which the purchaser would not, as a result of the sale, hold indirectly more than 20% of the multiple voting shares of the Issuer.

This summary is qualified in its entirety by the full text of the MVS Agreements included as Exhibit 3 to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement for Joint Filing pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934

Exhibit 2	Shareholders’ Agreement, among Gail Asper Holding Inc., Gail S. Asper, David A. Asper, David Asper Holdings Inc., Leonard J. Asper and Leonard Asper Holdings Inc.

Exhibit 3	Trust Agreements among CanWest Global Communications Corp., Computershare Trust Company of Canada, as trustee, and each of Gail Asper Holding Inc., David Asper Holdings Inc., Leonard Asper Holdings Inc., Plan G MVS Holdings Ltd., Plan D MVS Holdings Ltd. and Plan L MVS Holdings Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006

Gail Asper Holdings Inc.

By:	/s/ Gail S. Asper
Gail S. Asper
President and Secretary

David Asper Holdings Inc.

By:	/s/ David A. Asper
David A. Asper
President

Leonard Asper Holdings Inc.

By:	/s/ Leonard J. Asper
Leonard J. Asper
President

Plan G MVS Holdings Ltd.

By:	/s/ Gail S. Asper
Gail S. Asper
President

Plan D MVS Holdings Ltd.

By:	/s/ David A. Asper
David A. Asper
President

Plan L MVS Holdings Ltd.

By:	/s/ Leonard J. Asper
Leonard J. Asper
President

/s/ Gail S. Asper
Gail S. Asper

/s/ David A. Asper
David A. Asper

/s/ Leonard J. Asper
Leonard J. Asper